CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended
	September 30,
	2007	2006

Income from continuing operations before income taxes	$1,243	$1,382

Adjustments:
(Income) from equity investee	(2)	(1)

Income from continuing operations before income taxes, as adjusted	$1,241	$1,381

Fixed charges included in income:

Interest expense	$91	$76
Interest portion of rental expense	25	25

	116	101

Interest credited to contractholders	5	-

	$121	$101

Income available for fixed charges (including interest
credited to contractholders)	$1,362	$1,482

Income available for fixed charges (excluding interest
credited to contractholders)	$1,357	$1,482

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	11.3	14.7

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	11.7	14.7